Exhibit 99.1

Alexco Files Technical Report on the Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District

VANCOUVER, May 8, 2019 /CNW/ - Alexco Resource Corp. (NYSE American:AXU, TSX:AXR) ("Alexco", or the "Company") is pleased to announce that it has filed an independent technical report dated May 8, 2019, entitled "NI 43-101 Technical  Report on Preliminary Feasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" (the "Technical Report") pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The Technical Report supports the disclosure made by the Company in its news release dated March 28, 2019 announcing the results of the pre-feasibility study on the Keno Hill Silver District Project.

The Technical Report was compiled by Mining Plus Canada Consulting Ltd. ("Mining Plus") with contributions from a team of Qualified Persons as defined by NI 43-101 as follows:

  Adrian Churcher, P.Eng. of Mining Plus
  Paul Hughes, Ph.D., P.Eng. of Mining Plus
  Zach Allwright, P.Eng. of Mining Plus
  Hassan Ghaffari, P.Eng of Tetra Tech Canada Inc.
  Ting Lu, M.Sc., P.Eng. of Tetra Tech Canada Inc.
  Gilles Arseneau, Ph.D., P.Geo. of SRK Consulting (Canada) Inc.
  Cliff Revering, P.Eng., of SRK Consulting (Canada) Inc.
  David Farrow, Pr.Sci.Nat, P.Geo. of Geostat Consulting Services Inc.

The Technical Report is available on the Company's website at www.alexcoresource.com/ as well as under the Company's profile on SEDAR at www.sedar.com.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

View original content:http://www.prnewswire.com/news-releases/alexco-files-technical-report-on-the-pre-feasibility-study-for-expanded-silver-production-at-keno-hill-silver-district-300846902.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2019/08/c3109.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com, www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 21:37e 08-MAY-19